

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

John W. Sammon, Jr.
Chief Executive Officer
Par Technology Corporation
Par Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413-4991

   Re: **Par Technology Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 16, 2010
       File No. 001-09720

Dear Mr. Sammon:

   We have reviewed your letter dated October 8, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

Severance Policy, page 20

1. We note your response to prior comment 2 and to prior comment 11, as set forth in our letter dated July 30, 2010, including your conclusion that Mr. Cortese is not an executive officer pursuant to Rule 3b-7 under the Exchange Act. However, given Mr. Cortese's title as General Counsel and Executive Vice President, Strategic Initiatives, as well as his enumerated duties, it is not clear how you reached that determination. Please advise. We would expect your response to include a reasonably detailed analysis in support of your determination and address why Mr. Cortese's duties and responsibilities do not rise to the level of being in charge of a division or function of the company or performing a policy making function. We further note your intention to file a copy of Mr. Cortese's employment agreement with the filing of your next quarterly report. Notwithstanding the foregoing, please supplementally provide us with a copy of Mr. Cortese's employment agreement, including any other written documentation setting forth his duties, responsibilities and authority, with your next response.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief